# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Schrodinger, Inc., CIK 0001490978
CUSIP: 80810D103
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1540 Broadway, 24th Floor, NY, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001475365

## Reporting persons
- Sumitomo Mitsui Trust Group, Inc.: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: Japan (M0); member of a group; sole voting power 0; shared voting power 3,510,518; sole dispositive power 0; shared dispositive power 3,510,518; aggregate amount beneficially owned 3,510,518 (5.5% of the class)
- Nikko Asset Management Co., Ltd.: type of reporting person: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: Japan (M0); member of a group; sole voting power 0; shared voting power 3,510,518; sole dispositive power 0; shared dispositive power 3,510,518; aggregate amount beneficially owned 3,510,518 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Schrodinger, Inc.
Address of issuer's principal executive offices: 1540 Broadway, 24th Floor, , NEW YORK, 10036

## Item 2. Person Filing
Name of person filing:
Sumitomo Mitsui Trust Group, Inc.
Nikko Asset Management Co., Ltd.
Address of principal business office or, if none, residence:
Sumitomo Mitsui Trust Group, Inc.:1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan
Nikko Asset Management Co., Ltd.: Midtown Tower, 9-7-1 Akasaka, Minato-ku, Tokyo 107-6242, Japan
Citizenship:
Sumitomo Mitsui Trust Group, Inc.: Japan
Nikko Asset Management Co., Ltd.: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Parent Holding Company

## Item 4. Ownership
Amount beneficially owned: 3,510,518
Percent of class: 5.5
Sole power to vote or to direct the vote:
Sumitomo Mitsui Trust Group, Inc.: 0
Nikko Asset Management Co., Ltd.: 0
Shared power to vote or to direct the vote:
Sumitomo Mitsui Trust Group, Inc.: 3,510,518
Nikko Asset Management Co., Ltd.: 3,510,518
Sole power to dispose or to direct the disposition:
Sumitomo Mitsui Trust Group, Inc.: 0
Nikko Asset Management Co., Ltd.: 0
Shared power to dispose or to direct the disposition:
Sumitomo Mitsui Trust Group, Inc.: 3,510,518
Nikko Asset Management Co., Ltd.: 3,510,518

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities being reported on by each of Sumitomo Mitsui Trust Group, Inc.(which is classified as A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G) , as A non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J) and as Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K)) and Nikko Asset Management Co., Ltd.(which is classified as A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G) ,as An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E) and as A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J)) ,as parent holding companies, are owned, or may be deemed to be beneficially owned, by their subsidiary listed below.

Nikko Asset Management Americas, Inc.,
- An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
The securities being reported on by each of Sumitomo Mitsui Trust Group, Inc.(which is classified as A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G) , as A non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J) and as Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K)) and Nikko Asset Management Co., Ltd.(which is classified as A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G) ,as An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E) and as A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J)) ,as parent holding companies, are owned, or may be deemed to be beneficially owned, by their subsidiary listed below.

Nikko Asset Management Americas, Inc.,
- An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
The securities being reported on by each of Sumitomo Mitsui Trust Group, Inc.(which is classified as A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G) , as A non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J) and as Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K)) and Nikko Asset Management Co., Ltd.(which is classified as A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G) ,as An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E) and as A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J)) ,as parent holding companies, are owned, or may be deemed to be beneficially owned, by their subsidiary listed below.

Nikko Asset Management Americas, Inc.,
- An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sumitomo Mitsui Trust Group, Inc.: Hideaki Takamiya, Senior Manager of Risk Management Dept (02/04/2025)
- Nikko Asset Management Co., Ltd.: Atsushi Ohya, Head of Business Regulatory Compliance (02/04/2025)